Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2022

Cautionary Note Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;
●	our belief that our existing cash and cash equivalents as of June 30, 2022 together with the net proceeds from our initial public offering, or the IPO, which was completed on February 4, 2022, will be sufficient to fund our operations through September 2023;
●	our ability to raise capital through the issuance of additional securities;
●	our ability to adapt to significant future alterations in Amazon’s.com policies;
●	our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands;
●	our ability to meet our expectations regarding the revenue growth and the demand for e-commerce;
●	the overall global economic environment;
●	the impact of the COVID-19 pandemic and resulting government actions on us;
●	the impact of competition and new e-commerce technologies;
●	general market, political and economic conditions in the countries in which we operate;
●	projected capital expenditures and liquidity;
●	the impact of possible changes in Amazon’s policies and terms of use;
●	changes in our strategy; and
●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Registration Statement on Form F-1 (No. 333-262835), as amended, or the Registration Statement, filed with the Securities and Exchange Commission, or the SEC, related to the IPO, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Jeffs’ Brands”, the “Company”, “we”, “us” or “our” are to Jeffs’ Brands Ltd. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	”dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2022 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2021 and notes thereto filed with the SEC as part of the Registration Statement.

Overview

We are a fast-growing e-commerce CPG company, operating primarily on the Amazon.com platform. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to serve as the holding company of three other e-commerce companies that operate online stores for the sale of various consumer products on the Amazon.com online marketplace, utilizing the Fulfillment by Amazon, or FBA, model — Smart Repair Pro, purex Corp., or Purex, and Top Rank Ltd, or Top Rank.

On May 10, 2021, pursuant to the Stock Exchange and Plan of Restructuring Agreement, or the SEA, with Medigus Ltd., or Medigus, Purex and Smart Repair Pro became wholly-owned subsidiaries of Jeffs’ Brands. Pursuant to the SEA, Medigus and Mr. Viki Hakmon, as a shareholder of Smart Repair Pro and Purex, contributed all of the equity interests they owned in Smart Repair Pro and Purex to Jeffs’ Brands in exchange for ordinary shares, or the Contribution Transactions. As a result of the Contribution Transactions, Smart Repair Pro and Purex became wholly owned subsidiaries of Jeffs’ Brands. As the Contribution Transactions were consummated among entities under common control, i.e., there was no change in the ownership percentages of Medigus and Mr. Hakmon before and after the Contribution Transactions, Jeffs’ Brands accounted for the Contribution Transactions as a pooling of interests, resulting in the comparative financial information of the Company being replaced with the combined financial information of Smart Repair Pro and Purex, the carrying values of asset and liabilities being retained, and no purchase accounting applied.

In addition to executing the FBA business model, we utilize A.I. and machine learning technologies to analyze sales data and patterns on the Amazon.com marketplace in order to identify existing stores, niches and products that have the potential for development and growth, as well as maximize sales of its existing proprietary products. We also use our own skills, know-how and profound familiarity with the Amazon.com algorithm and all the tools that the FBA platform FBA has to offer. In some circumstances we scale the products and improve them.

Comparison of the results for the six months ended June 30, 2022 and 2021

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Six Months Ended June 30,
U.S. dollars in thousands	2022	2021
Revenues	2,343	1,910
Cost of sales	1,933	1,384
Gross profit	410	526
Sales and marketing	617	467
General and administrative	891	536
Other expense	-	37
Operating loss	(1,098)	(514)
Financial expenses, net	335	342
Tax expense (benefit)	93	(5)
Net loss and total comprehensive loss	(1,526)	(851)

Revenues

Our revenues consist of revenue derived from sales on Amazon. The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2022	2021
Revenues	$2,343	$1,910
Cost of sales	1,933	1,384
Gross profit	410	526

Our revenues for the six months ended June 30, 2022 were $2,343 compared to $1,910 for the six months ended June 30, 2021. This represents an increase of $433. The increase is mainly attributable to the increase in sales from Whoobli and Wingman brands which we acquired in February 2021.

Cost of goods sold

Our cost of goods sold consist of the purchase of finished goods, freight, cost of commissions to Amazon.com and change in inventory.

The following table discloses the breakdown of cost of goods sold for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2022	2021
Purchases of finished goods	$985	$365
Freight	330	137
Cost of commissions	1,058	777
Decrease (increase) in inventory	(440)	105
Total	1,933	1,384

The increase of $549 for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 is mainly attributable to the increase of $620 related to the purchase of finished goods, an increase of $193 related to freight and increase of $281 related to cost of commissions as result of the operation of six brands for the entire six month period ended June 30, 2022, as compared to the period ended June 30, 2021 which included operations of three additional brands starting from February 2021, and as result of increase in freight costs following the delays in the global supply chain, as a result of the impact of the COVID-19 pandemic.

Gross Profit

Our gross profit for the six months ended June 30, 2022 was $410, compared to gross profit of $526 for the six months ended June 30, 2021. This represents a decrease of $116. The decrease is mainly attributable to the increase in cost of goods as describe above.

Operating Expenses

Our current operating expenses consist of three components — cost of goods sold, marketing and sales expenses and general and administrative expenses.

Marketing and Sales Expenses

Our marketing and sales expenses consist primarily of Amazon.com marketing fees, consultants and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2022	2021
Advertising	$581	$429
Other	36	38
Total	617	467

The increase of $150 for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 is mainly attributable to increase of $152 in advertising costs on the Amazon.com platform as result of the inclusion of all six brands for the entire six month period ended June 30, 2022.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and related expenses, professional service fees for accounting, legal and bookkeeping, facilities, amortization of intellectual property assets and other general and administrative expenses. The increase of $355 for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 is mainly attributable to increase in payroll and related expenses of $111 as result of increase in hiring new employees, consulting fees and subcontractors services of $148 related to increase in the activity as result of acquiring three new brands in February 2021, increase in amortization related to intangible assets of $39 related to three new brands in 2021 and increase in other expenses of $46.

The following table discloses the breakdown of our general and administrative expenses for the periods set forth below:

	Six Months Ended June 30,
U.S. dollars in thousands	2022	2021
Payroll and related expenses	$289	$178
Subcontractors	12	33
Consulting fees	232	63
Rent and office maintenance	21	10
Amortization of intangible assets	283	244
Other expenses	54	8
Total	891	536

Operating Loss

Our operating loss for the six months ended June 30, 2022 was $1,098, compared to operating loss of $514 for the six months ended June 30, 2021, an increase of $584. The increase is mainly attributable to the increase in general and administrative expenses and marketing and sales expenses as described above..

Financial Expense and Income

Financial expense consists of mainly interest on related party loans and third party loans, bank fees and other transactional costs.

Our financial expenses, net were $335 for the six months ended June 30, 2022, compared to net financial expenses of $342 for the six months ended June 30, 2021, a decrease of $7.

Net loss and total comprehensive loss

Our net loss and total comprehensive loss for the six months ended June 30, 2022 was $1,526, compared to net loss of $851 for the six months ended June 30, 2021, an increase of $675. The increase was primarily attributable to an increase in operating expenses of $468 and a decrease of $116 in gross profit..

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our audited consolidated financial statements for the year ended December 31, 2021. There have been no material changes to our critical accounting policies since we filed our Registration Statement other than as described in Note 2 to our audited consolidated financial statements for the year ended December 31, 2021. We believe that the accounting policies below is critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Estimates and assumptions

Determining the fair value of related party loans:

During the years 2020 and 2021, the Company received loans from related parties.

On the borrowing date, the Company estimates the value of the benefit granted to it as the difference between the interest rate that the Company is required to pay to investors for the loans provided by them and secured by such lien and the interest rate required to pay for similar unsecured loans to non-related parties. The value of the benefit is recorded within equity on the borrowing date.

Impairment of intangible assets

Intangible assets with finite lives are amortized over their estimated useful life on a straight-line basis. The Company monitors conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization. The Company tests these assets for potential impairment whenever its management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable. The original estimate of an asset’s useful life and the impact of an event or circumstance on either an asset’s useful life or carrying value involve significant judgment regarding estimates of the future cash flows associated with each asset.

Provision for products return

The Company uses its past experience to analyze the number of returns using the expectation method. According to the previous refunds amounts, the Company expects at a high degree that there will not be a material returns of sold products that have been recognized in revenue.

Segment reporting

Operating segments are reported according to the same basis that is used for internal reporting purposes which is submitted to the CEO who is responsible for the allocation of resources to the Company’s operating segments and the evaluation of their performances.

As from the date of its establishment, the Company operates in one operating segment which is operating stores on e- commerce on Amazon platform. In light thereof, segment reporting is not included in the financial statements.

Liquidity and Capital Resources

Overview

We have funded our operations primarily through funds we received from loans and proceeds from sales on Amazon.com (after deducting FBA fees and advertising fees). As of June 30, 2022 and 2021, we had approximately $67 and $150, respectively, in cash and cash equivalents.

The table below presents our cash flow for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2022	2021
Net cash used in operating activities	$(1,054)	$(174)
Net cash used in investing activities	(3)	(4,728)
Net cash provided by financing activities	731	4,761
Net decrease in cash and cash equivalents	(326)	(141)

We expect that for the foreseeable future we will finance our activities using the proceeds we received from the initial public offering (“IPO”) and proceeds from sales in Amazon.com of our existing and future new brands.

Operating Activities

Our net cash used in operating activities was $1,054 for the six months ended June 30, 2022, as compared to net cash from operating activities of $174 for the six months ended June 30, 2021. The increase in net loss and increase in the proceeds used in operating activities is mainly attributable to the increase in proceeds from the operation of six brands less the related operating expenses, amortization expenses of three new brands and financing interest mainly on new related parties and shareholders loans, and new third party loans in 2021 as compared to proceeds from sales from Smart Repair Pro’s two Amazon.com brands (after FBA fees and advertising fees) less related operation expenses and interest on related parties loans.

Investing Activities

Our net cash used in investing activities was $3 for the six months ended June 30, 2022, as compared to net cash used in financing activities of $4,728 for the six months ended June 30, 2021. The change is mainly attributable to the investment in three new intangible assets in 2021 as compared to the investment in one intangible asset in 2020.

Financing Activities

Our net cash provided by financing activities was $731 for the six months ended June 30, 2022, as compared to net cash provided by investing activities of $4,761 for the six months ended June 30, 2021. The decrease is mainly attributable to loans received from shareholders in the amount of $4,800 in 2021.

Financial Arrangements

Since Jeffs’ Brands inception in March 2021 and since the earlier inception of our subsidiaries Smart Repair Pro and Purex in 2019 and 2020, respectively, to date, we have financed our operations primarily through funds we received from loans and proceeds from sales on Amazon.com (after deducting FBA fees and advertising fees).

On May 23, 2019, Smart Repair Pro entered into loan agreements, or the May 2019 Loans, with a relative of its then operating manager and controlling shareholder, Viki Hakmon, and L.I.A. Pure Capital Ltd., a company owned by this family relative, or collectively, the Investors. The May 2019 Loans bear an annual interest rate of 4% (which is paid quarterly commencing on December 2020) and is due on August 13, 2022. The May 2019 Loans are secured by a pledge of 50% on the issued share capital of Smart Repair Pro held by its shareholders. During July and August 2019, Smart Repair Pro entered into additional loan agreements with the Investors, or the August 2019 Loans, on the same terms. The total amount of loans made during 2019 was $1,106. During April and May 2020, additional loans, or the May 2020 Loans, were provided to Smart Repair Pro by the Investors in the aggregate sum of $105, on the same terms. During the first quarter of 2021, an amount of approximately $1,102 was repaid to the Investors, and additional amount of $109 was converted into 31,535 Ordinary Shares.

On September 11, 2019, Smart Repair Pro entered into a loan agreement with Amazon.com, or the Amazon Loan. Pursuant to the Amazon Loan, Smart Repair Pro borrowed from Amazon.com an aggregate amount of $193. The Amazon Loan matured within 12 months and bore interest at a rate of 16.72% per year. In order to secure the Amazon Loan, Smart Repair Pro pledged its financial balances on its Amazon.com account on Amazon.com and its inventories held in Amazon’s warehouses, in favor of Amazon. In January 2020, the loan was fully repaid.

On March 1, 2020, Smart Repair Pro, entered into a loan agreement, or the March 1, 2020 Loan Agreement, with Purex. Pursuant to the March 1, 2020 Loan Agreement, Smart Repair Pro loaned Purex an aggregate amount of $135. The loan was due on July 13, 2021 and bears an interest rate of 4% per year. In order to secure the loan until its full repayment, Purex pledged its full rights in the seller account on Amazon.com, in Smart Repair Pro’s favor.

On October 8, 2020, Smart Repair Pro and Purex and their then shareholders, entered into a share purchase agreement, or the Medigus SPA, with Medigus. Pursuant to the Medigus SPA, Medigus and Smart Repair Pro’s shareholders committed to transfer funds, as loans to Smart Repair Pro, in order to finance its day-to-day operations in exchange for its shares. During October and November 2020, an amount of $250 was transferred to Smart Repair Pro, on account of the loans. The loans bear an annual interest rate of 4%. On January 4, 2021, the terms and conditions to the Medigus SPA were satisfied and Medigus advanced approximately $1,100 on behalf of a loan from investors, which the first principal was borrowed on October 2020 and in exchange for the repayment of the loan, Smart Repair Pro issued to Medigus 5,572 of its shares of common stock. Also on January 4, 2021, Purex issued 557 shares of its common stock to Medigus in exchange for its payment of $150.

In February 2021, Smart Repair Pro, received additional loans under the Medigus SPA, on the same terms (annual interest rate of 4% and repayment after five years). Subsequently, on February 3, 2021, Medigus transferred to Smart Repair Pro an amount of $560 as a controlling shareholder loan, in order to finance the purchase of two additional Amazon.com stores, PetEvo and Wellted.

In addition, according to the terms of the Medigus SPA, the minority shareholders (Mr. Hakmon’s affiliates, as detailed below) are obligated to keep a 20:80 ratio with Medigus for amounts transferred to Smart Repair Pro by Medigus for the purpose of purchasing two stores. To illustrate, when a new store is being purchased, Medigus is obligated to invest 80% of the purchase price, and Mr. Hakmon’s affiliates are obligated to invest 20% of the purchase price. Therefore, on March 5, 2021 and on April 29, 2021, a total sum of $140,000 was transferred from the minority shareholders to the broker in the store purchase transaction, on account of the loan to Smart Repair Pro.

On February 2, 2021, Smart Repair Pro acquired a virtual store pursuant to a purchase agreement entered into with a third party, or Seller. Pursuant to the agreement, Smart Repair Pro purchased Seller’s seller account which operates on the Amazon.com website under the name “Whoobli”, which markets a private label of basketball hoops, children’s punching bags and related party decorations, including the intellectual property attributed to it and including trademarks attributed to products sold on the account’s sales page, for a total of $4,000. In addition, in accordance with the agreement, Smart Repair Pro purchased from the Seller the remaining inventory for a total amount of approximately $350, which is the cost of the inventory purchased by the Seller. In order to finance the purchase of the Whoobli store, Smart Repair Pro received an additional loan from its shareholders in a ratio of 20:80, as described above, whereby Medigus transferred directly to the Seller an amount of approximately $3,200 and the minority shareholders transferred an amount of approximately $800.

On April 8, 2021, Smart Repair Pro entered into a Loan Agreement with Amazon.com. Pursuant to the loan agreement, the company loaned from Amazon.com an aggregate amount of $78. The loan matured within six months and bears interest at a rate of 10.99% per year. In order to secure the loan, Smart Repair Pro pledged its financial balances on its Amazon.com account on Amazon.com and its inventories held in Amazon’s warehouses, in favor of Amazon. As the date hereof, the loan was fully repaid.

Effective May 10, 2021, pursuant to the transactions contemplated by the SEA, Purex and Smart Repair Pro became wholly-owned subsidiaries of Jeffs’ Brands and the Contribution Transactions were completed. Pursuant to the SEA, Medigus and Mr. Hakmon, as the shareholders of Smart Repair Pro and Purex, contributed, all of the equity interests they owned in Smart Repair Pro and Purex to Jeffs’ Brands in exchange for ordinary shares, no per value per share, or Ordinary Shares. As of result of the Contribution Transactions pursuant to the SEA, Jeffs’ Brands holds all of the outstanding shares of Smart Repair Pro and Purex, Medigus holds 50.03% of the outstanding Ordinary Shares of Jeffs’ Brands and Mr. Hakmon, our CEO, holds the remaining 49.97% of our outstanding Ordinary Shares. Mr. Hakmon’s affiliates, who were minority shareholders of Smart Repair Pro and Purex, transferred all their holdings in Smart Repair Pro and Purex to Mr. Hakmon, effective immediately prior to the Contribution Transactions pursuant to a Share Transfer Deed dated May 10, 2021.

On July 1, 2021, Smart Repair Pro entered into a loan agreement, which was amended on November 23, 2021, or the July 1 Loan Agreement, with Tamrid Ltd., or the Tamrid. The July 1 Loan Agreement bears an annual interest rate of 10% and is payable upon the earlier of: (i) March 31, 2023, or (ii) the closing of an initial public offering, or IPO, of Jeffs’ Brands, in NIS or USD currency at the company’s option. Smart Repair Pro has the right to extend the loan period by an additional sixty days, while the interest rate will be 1% per month. In addition, pursuant to the July 1 Loan Agreement, in the event of an IPO of Jeffs’ Brands, Jeffs’ Brands shall issue to Tamrid warrants to purchase Ordinary Shares having an aggregate value of $125, based on the IPO price per share, exercisable for a three year period beginning on the closing date of the IPO. On July 6, 2021, the loan principal of $375 was received. In accordance with the July 1 Loan Agreement, following the closing of the IPO, warrants to purchase 30,048 Ordinary Shares were issued to Tamrid.

On July 5, 2021, Smart Repair Pro entered into a loan agreement, which was amended on November 23, 2021, or the July 5 Loan Agreement, with M.R.M. Merhavit Holdings and Management Ltd., or MRM. The July 5 Loan Agreement bears an annual interest at a rate of 10% and is payable upon the earlier of: (i) March 31, 2023, or (ii) the closing of an IPO of Jeffs’ Brands, in NIS or USD currency at the company’s option. Smart Repair Pro will have the right to extend the loan period by an additional sixty days, while the interest rate will be 1% per month. In addition, pursuant to the July 5 Loan Agreement, in the event of an IPO, Jeffs’ Brands shall issue to MRM, warrants to purchase Ordinary Shares with aggregate value of $125, based on the IPO price per share, exercisable for a three year period beginning on the closing date of the IPO. On July 9, 2021, the loan principal of $375 was received. In accordance with the July 5 Loan Agreement, following the closing of the IPO, warrants to purchase 30,048 Ordinary Shares were issued to MRM.

On September 22, 2021, Smart Repair Pro entered into a Loan Agreement with Amazon, pursuant to which, Smart Repair Pro received from Amazon.com an aggregate amount of $153 thousands. The loan matures in nine months and bears an annual interest at a rate of 9.99% per annum. In order to secure the loan, Smart Repair Pro pledged its financial balances on its Amazon.com account and its inventories held in Amazon’s warehouses, in favor of Amazon.

On May 3, 2022, we entered into Assignments to Loan Agreements with Smart Repair Pro, Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd., pursuant to which we assumed Smart Repair Pro’s obligations under the outstanding loans and we agreed that unless earlier repaid pursuant to the terms of the respective loan agreements with such parties, effective immediately upon the consummation of the IPO, all outstanding principal due to each such party automatically converted into a number of Ordinary Shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per Ordinary Share price of $3.46 per share, obtained by dividing $10,000,000 by the issued and outstanding Ordinary Shares immediately prior to the completion of the IPO. As of August 30, 2022, Smart Repair Pro had outstanding loans to Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd. of $4,010,000, $940,000 and $109,000, respectively. In accordance with such assignment agreements, on August 30, 2022, the outstanding amounts due to Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd. were converted into 1,160,133 Ordinary Shares, 271,951 Ordinary Shares and 31,535 Ordinary Shares, respectively. Any accrued and unpaid interest due to each such party at that time was paid in cash.

On February 22, 2022, the Company entered into a loan agreement with Bank Leumi Le-Israel to provide for a line of credit in an aggregate amount of up to $1.0 million, which we may draw in two tranches at our request, but in no event after July 21, 2022. Pursuant to the loan agreement, amounts drawn bear interest at a rate of Secured Overnight Financing Rate, or SOFR plus 3.25% per annum. Unless otherwise provided with respect to a particular draw, any unpaid principal together with accrued and unpaid interest under the line of credit is required to be repaid no later than August 21, 2022. In order to induce the Bank to provide the loan, the Company and certain of our shareholders entered into a controlling shareholders’ comfort letter, subordination agreements and a negative pledge. On March 3, 2022, we drew $0.4 million under the line of credit. On June 2, 2022 we drew another $0.2 million under the line of credit. Following an agreement with Bank Leumi Le-Israel, the loan was extended until October 31, 2022. All amounts outstanding under the line of credit were fully repaid on September 6, 2022.

On April 29, 2022 and August 24, 2022, Medigus advanced $80,000 and $70,000, respectively, to the Company for certain working capital matters, which the Company fully repaid on September 6, 2022.

On August 30, 2022, the Company issued and sold in connection with the closing of the IPO 3,717,473 Ordinary Shares and warrants to purchase up to 4,244,048 Ordinary Shares, or the Warrants. The Ordinary Shares and Warrants were sold together in the IPO as units, or Units, at an initial public offering price of $4.16 per Unit. In addition, the Company also issued and sold additional Warrants to purchase up to 425,912 Ordinary Shares at a price of $0.01 per Warrant pursuant to the partial exercise of the underwriter’s over-allotment option. The Warrants have an exercise price of $4.04 per Ordinary Share (subject to adjustment), and are immediately exercisable until August 30, 2027. In connection with the IPO, the Company received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “JFBR” and “JFBRW”, respectively, on August 26, 2022.

Current Outlook

We have financed our operations to date primarily through proceeds from the IPO and proceeds from sales on Amazon.com (after FBA fees and advertising fees)

As of June 30, 2022, our cash and cash equivalents were $67. As of today, our cash and cash equivalents were approximately $10 million, including the net proceeds from the IPO, and following the repayment of loans and other obligations. We believe that our existing cash will be sufficient to support working capital and capital expenditure requirements through September 2023.

Our future capital requirements will depend on many factors, including:

●	the progress and costs of purchasing new brands and their development plans;
●	the costs of manufacturing and shipment of our products;
●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and
●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of U.S. dollar/NIS exchange rates, which is discussed in detail in the following paragraph.

Impact of Inflation and Currency Fluctuations

Our functional and reporting currency is the U.S. dollar. We incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries.

Global inflation has risen in 2022. To date, we have not been subject to inflationary pressures. However, to mitigate any identified potential inflationary pressures, the Company purchased more inventory at the beginning of the year in order to avoid price increases that may be caused by the increase in inflation or shipping costs. We cannot assure you that we will not be adversely affected in the future.

The annual rate of inflation in Israel was 2.8% in 2021 and (0.7%) in 2020. The NIS revaluated against the U.S. dollar by approximately 3.26% in 2021 and 6.9% in 2020.

Impact of Supply Chain Disruptions

As a result of the COVID-19 pandemic, we have experienced occasional supply constraints, primarily in the form of increases in freight costs from approximately $2,000 per container pre-COVID-19 to approximately $20,000 per container in the midst of the pandemic, and delays in shipment of inventory. Shipping costs per container have decreased significantly during the six months ended June 30, 2022 in comparison to such costs during the year ended December 31, 2021; therefore, we do not believe that the supply chain challenges will continue to impact our business and profitability. Currently, the shipping costs are approximately $3,000 per container and we expect such costs to further decrease. We have also experienced increases in the cost of certain products, as well as a decrease in promotions by some manufacturers. The COVID-19 pandemic also impacted the supply chain of our brand partners, and our ability to timely fulfill orders and deliver such orders to our customers, particularly as a result of mandatory shutdowns in different countries and cities to mitigate the spread of the virus.

As of the date hereof, we consider such events to be relatively minor and temporary, and our outlook and business goals, as well as results of operations, capital resources and quantity, sales, profits, and/or liquidity are not materially adversely affected by supply chain disruptions related to the COVID-19 pandemic. However, continued supply chain disruptions could lead to delayed receipt of, or shortages in, inventory and higher costs, and negatively impact our sales. Therefore, we maintain a comprehensive network of manufacturers. In order to mitigate such risks, in cases where certain components are purchased from single source manufacturers, we have adjusted and modified designs based on different components from different suppliers, to allow for more versatility and flexibility. We do not believe that such mitigation efforts have introduced any other new material risks, including but not limited to, those related to product quality or reliability or regulatory approval of products.

In addition, as of the date of this hereof, our business segments, products, lines of service, projects and operations are not materially adversely affected by supply chain disruptions in light of Russia’s invasion of Ukraine and/or related geopolitical tension, and we do not expect to be materially impacted by any supply chain disruptions in the future.